Vasogen inc.
Renseignements :
Glenn Neumann, relations avec les             Justin Jackson (medias)
investisseurs                                 Kathy Jones, Ph.D. (medias)
2155 Dunwin Drive                             Jonathan M. Nugent (investisseurs)
Mississauga (Toronto), Ontario L5L 4M1        Burns McClellan
Tel : (905) 569-2265 Fax: (905) 569-9231      (212) 213-0006
www.vasogen.com / investor@vasogen.com

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POUR DIFFUSION IMMEDIATE

               LE TRAITEMENT DE VASOGEN PROTEGE LES VOIES NEURALES
                             ASSOCIEES A LA MEMOIRE

            - De nouveaux resultats supportent le potentiel clinique
               du traitement pour la maladie neuro-inflammatoire -

Toronto (Ontario), le 14 novembre 2001 -- Vasogen inc. (TSE : VAS; AMEX : MEW) a annonce aujourd'hui l'obtention de nouvelles donnees demontrant la capacite du traitement de modulation immunitaire de Vasogen pour reduire significativement l'inflammation et la mort cellulaire au niveau du cerveau et pour ameliorer les mesures physiologiques associees a la memoire et a l'apprentissage. Les resultats de la recherche preclinique realisee sous la direction du Pre Marina Lynch, Ph. D., du departement de physiologie au Trinity College a Dublin en Irlande, ont ete presentes lors de la 31eme assemblee annuelle de la Societe pour les Neurosciences a San Diego, en Californie.

Dans le cortex cerebral du cerveau, le traitement de modulation immunitaire de Vasogen a mene a une diminution significative (p<0,05) des substances oxygenes reactives, principaux mediateurs des reponses inflammatoires et de la mort cellulaire. Le traitement a egalement mene a une reduction (p<0,05) de l'expression de certains enzymes impliques dans la reponse intracellulaire a l'inflammation, incluant la proteine kinase c-Jun de la proteine NH2 (JNK) activee par le stress. Par ailleurs, le traitement de modulation immunitaire a provoque une diminution (p<0,05) de la concentration de cytokines pro-inflammatoires reliees au facteur de necrose tumorale-a (TNF-a) ainsi qu'une augmentation concomitante (p<0,01) des niveaux de cytokines anti-inflammatoires interleukine 10 (IL-10). De plus, la mort cellulaire au niveau du cortex a la suite de l'administration du facteur bacterien lipopolysaccharide (LPS), un stimulus inflammatoire, a egalement subi une reduction considerable (p<0,01) grace au traitement de modulation immunitaire de Vasogen.

 Notre recherche a demontre que meme en presence de puissants stimuli inflammatoires, le traitement de modulation immunitaire de Vasogen a demontre une forte activite anti-inflammatoire dans le cerveau. Celle-ci etait associee a la conservation des fonctions des voies neuronales necessaires a la memoire et a l'apprentissage, a declare Pre Lynch, une des principales chercheures dans le domaine de l'inflammation neurologique. Cette recherche demontre le potentiel du traitement pour cibler la composante anti-inflammatoire de plusieurs troubles neurologiques devastateurs.

Les resultats des etudes realisees sur l'hippocampe, la region du cerveau associee a la memoire et a l'apprentissage, ont egalement demontre que le traitement de modulation immunitaire de Vasogen peut reduire significativement la mort cellulaire (p<0,01) en reponse au LPS et qu'il est associe a une augmentation (p<0,05) des cytokines anti-inflammatoires IL-10. La signification fonctionnelle du traitement de modulation immunitaire de Vasogen a ete verifiee lors d'etudes de potentialisation a long terme sur




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l'hippocampe. La potentialisation a long terme decrit le phenomene persistent de facilitation de la reponse synaptique dans une voie neurale specifique de l'hippocampe apres stimulation. Ce phenomene persistent de facilitation a demontre une action soutenue pendant plusieurs semaines dans certains cas et il est considere comme l'un des principaux mecanismes physiologiques relies a la memoire et a l'apprentissage. L'administration du LPS provoque l'inflammation et inhibe la potentialisation a long terme. Le traitement de modulation immunitaire de Vasogen inverse les effets du LPS et a mene a une nette amelioration (p<0,01) de la potentialisation a long terme.

 La perte des capacites d'apprentissage et de retention est une consequence grave de plusieurs troubles inflammatoires du cerveau et il existe clairement un besoin pour des traitements efficaces afin de combattre ces maladies, a commente David Elsley, president et chef de la direction de Vasogen.
 Contrairement a plusieurs produits pharmaceutiques, les effets anti-inflammatoires du traitement de modulation immunitaire de Vasogen touchent le cerveau et offrent ainsi une nouvelle gamme d'opportunites pour le developpement clinique. Nous travaillons actuellement avec des chefs de file dans le domaine de la neurologie afin d'identifier une premiere cible clinique.

Les troubles neurologiques qui sont associes a une reponse inflammatoire au niveau du cerveau et du systeme nerveux peripherique, incluent des maladies devastatrices telles que la maladie d'Alzheimer, la maladie de Parkinson, la sclerose laterale amyotrophique (ALS ou maladie de Lou Gehrig), la sclerose en plaques, le syndrome Guillain-Barre ainsi que la polyneuropathie de demyelinisation chronique et inflammatoire. Dans l'ensemble, on estime que ces troubles neurologiques touchent plus de cinq millions de personnes en Amerique du Nord et representent des couts annuels en soins de sante depassant 100 milliards $ par annee.

En plus de la maladie neuro-inflammatoire, Vasogen progresse egalement avec le developpement commercial d'un traitement de modulation immunitaire pour diverses maladies auto-immunes et inflammatoires. Le principal programme clinique de Vasogen qui fait actuellement l'objet d'un essai clinique determinant aux Etats-Unis, concerne l'application du traitement de modulation immunitaire exclusif a la Societe a la maladie arterielle peripherique. Le traitement de modulation immunitaire de Vasogen fait egalement l'objet d'essais cliniques pour le psoriasis, l'insuffisance cardiaque globale, la lesion provoquee par l'ischemie et la perfusion repetee, la leucemie lymphocytique chronique et la reaction du greffon contre l'hote

      La societe Vasogen est specialisee dans le developpement de therapies de modulation immunitaire pour le traitement de maladies cardiovasculaires, auto-immunes et de maladies inflammatoires connexes. Ces therapies sont concues pour s'attaquer aux causes originales de la maladie, assurant un traitement sans risque et efficace.

Les elements contenus dans ce communique de presse, autres que les faits historiques mais incluant ceux relatifs a la recherche scientifique et clinique, aux plans d'affaires, aux associations strategiques et a la protection de la propriete intellectuelle, sont prospectifs relativement aux conditions de la notice legale relative a la legislation sur les valeurs mobilieres de 1995 aux Etats-Unis (Private Securities Litigation Reform Act of 1995). Ces declarations de nature speculative decrivent les attentes, plans, resultats ou strategies futurs et sont generalement accompagnees de mots tels que futur , plan , planifie, devrait, pourrait , prevu , anticipe , propose , eventuellement ou projet . Ces declarations sont tributaires d'un certain nombre de risques et d'incertitudes et les evenements, circonstances et resultats reels pourraient differer significativement de ceux qui sont prevus dans le present document. Ces risques, comprenant notamment le succes des programmes de recherche et de developpement, les approbations des organismes de reglementation, la competition et la capacite de financement, sont enumeres dans les rapports trimestriels et annuels que la Societe depose aupres des commissions des valeurs mobilieres au Canada et aux Etats-Unis. Ces declarations prospectives sont donc fait a la date indique sur ce document et Vasogen se degage de toutes intentions ou obligations de mettre a jour ou de reviser ces declarations prospectives a la lumiere de nouvelles informations, d'evenements futurs ou d'autres elements.